May 20, 2025

Alon Mualem
Chief Financial Officer
Wearable Devices Ltd.
5 Ha-Tnufa Street
Yokne'am Illit 2066736 Israel

       Re: Wearable Devices Ltd.
           Registration Statement on From F-3
           Filed May 14, 2025
           File No. 333-287247
Dear Alon Mualem:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Ilana Levin